EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.               NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East
Suite 400
Toronto, Ontario  M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

July 24, 2012

ITEM 3.               NEWS RELEASE

Issued July 24, 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Company announced the results of an updated National Instrument 43-101 compliant Preliminary Feasibility Study (“PFS”) for its Courageous Lake project. The PFS demonstrates that Courageous Lake is an economic project at the current gold price while also offering substantial leverage to higher gold prices. The Study predicts 15 year mine life with average annual gold production of 385,000 ounces.

The Courageous Lake PFS is based on a single open-pit mining operation with on-site processing. A base case scenario was developed for the project incorporating an estimated 91.1 million tonnes of proven and probable reserves at an estimated average grade of 2.20 grams of gold per tonne feeding a 17,500 tonnes per day operation (6.1 million tonnes per year annual average throughput). This yields a projected 15 year operation with average estimated annual production of 385,000 ounces of gold at a projected life of mine average cash operating cost of US$780 per ounce recovered (US$674 in years one to five). Start-up capital costs for the project are estimated at US$1.52 billion, including a contingency of US$187 million.

The PFS Executive Summary can be found at http://seabridgegold.net/CL_ExecSum_2012.pdf. The complete PFS will be filed at www.sedar.com within 45 days.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.              OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.              EXECUTIVE OFFICER

Contact:      Rudi Fronk, President
Telephone:  (416) 367-9292

ITEM 9.               DATE OF REPORT

DATED at Toronto, Ontario, this 24th day of July, 2012.

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 24, 2012

Preliminary Feasibility Study Completed for Seabridge Gold’s Courageous Lake Project
Proven and Probable Gold Reserves Estimated at 6.5 Million Ounces
Study Predicts 15 Year Mine Life with Average Annual Gold Production of 385,000 Ounces
At Current Gold Prices, Estimated Pre-Tax NPV is US$1.1 Billion at a 5% Discount Rate

Toronto, Canada … Seabridge Gold announced today the results of its first Preliminary Feasibility Study (“PFS”) for its 100%-owned Courageous Lake project located in Canada’s Northwest Territories. The study demonstrates that Courageous Lake is an economic project at the current gold price while also offering substantial leverage to higher gold prices. The PFS was prepared by Tetra Tech Wardrop (“Tetra Tech”). The PFS Executive Summary can be found at www.seabridgegold.net/CL_ExecSum_2012.pdf. The complete PFS will be filed at www.sedar.com within 45 days.

Commenting on the study, Seabridge Chairman and CEO Rudi Fronk said: “Our business plan from inception has been to grow gold resources and reserves while minimizing equity dilution. With an estimated 6.5 million ounces of newly defined proven and probable reserves at Courageous Lake, combined with the 38.2 million ounces of gold reserves estimated at our KSM project, we now report total proven and probable gold reserves of 44.7 million ounces. Not only does this rank Seabridge among the top ten companies in the world with respect to gold reserves, but with only 43.4 million common shares outstanding, we provide our shareholders with more than one ounce of gold reserves per common share outstanding. Furthermore, this entire reserve base is located in Canada, one of the safest and most mining-friendly jurisdictions in the world.” Proven and probable reserves at KSM are estimated at 2.2 billion tonnes grading 0.55 grams per tonne gold, 0.21% copper and 2.74 grams per tonne silver.

Mr. Fronk noted that Seabridge will continue to optimize the Courageous Lake project. “We believe the most cost effective way to improve project economics is to add to reserves. We are now drilling some highly prospective targets which could be accessed easily by the operation proposed in the PFS.”

The Courageous Lake PFS is based on a single open-pit mining operation with on-site processing. A base case scenario was developed for the project incorporating an estimated 91.1 million tonnes of proven and probable reserves at an estimated average grade of 2.20 grams of gold per tonne feeding a 17,500 tonnes per day operation (6.1 million tonnes per year annual average throughput). This yields a projected 15 year operation with average estimated annual production of 385,000 ounces of gold at a projected life of mine average cash operating cost of US$780 per ounce recovered (US$674 in years one to five). Start-up capital costs for the project are estimated at US$1.52 billion, including a contingency of US$187 million.

At a gold price of US$1,384 per ounce (the 3 year trailing average gold price at July 3, 2012), the base case has an estimated US$1.5 billion pre-tax net cash flow, a US$303 million net present value at a 5% discount rate and an internal rate of return of 7.3%. This base case is consistent with the requirements of securities regulators. At a gold price of US$1,618 (the spot price on July 3, 2012), the estimated total pre-tax net cash flow nearly doubles that of the base case to US$2.8 billion, the net present value at a 5% discount rate more than triples to US$1.1 billion and the internal rate of return increases to 12.5%. To demonstrate the leverage to gold price, an alternative case was run using last year’s gold price high of $1,925 per ounce which yielded a pre-tax net cash flow of $4.5 billion, a net present value at a 5% discount rate of $2.1 billion and an internal rate of return of 18.7%.

The PFS also identifies several opportunities that could significantly improve the overall project economics. First, the current design incorporates a combination of diesel and wind generated power resulting in a projected power generation cost of Cdn$0.184 per kilowatt hour which is nearly 40% lower than power generation by diesel fuel alone. Seabridge is evaluating nearby potential hydro-electric sources which would also provide reliable, sustainable and lower-cost clean energy source and significantly reduce the requirement for diesel fuel at the site. Secondly, access to the project under the current design is by winter road which is limited to less than three months per year. It is during this period that almost all of the project’s supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture proposes extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Seabridge will continue to investigate these options as the project moves forward.

Mine Planning
Lerchs-Grossman (“LG”) pit shell optimizations were used to define the mine plans in the PFS. The pit optimizations incorporated estimated costs for mining, processing, tailings management, general and administrative and gold recovery rates. Waste to ore cut-offs were determined using a gold price of US$1,244 per ounce. Estimated in-pit diluted proven and probable reserves, including mining dilution within the ultimate pit limit based on a Cdn$20.10 per tonne cut-off, are as follows:
Courageous Lake Reserves
Reserve Category	Tonnes (000’s)	Diluted Grade (g/t)	Contained Gold (000 ounces)
Proven	12,300	2.41	960
Probable	78,800	2.17	5,500
Total	91,100	2.20	6,460

Proven and probable reserves are derived from estimated total undiluted measured and indicated resources of 8.0 million ounces of gold (107 million tonnes at an average grade of 2.31 grams of gold per tonne).

Mineral Processing
Seabridge has conducted five major metallurgical testing programs since 2003. The comminution proposed for Courageous Lake uses an energy efficient process including: (i) primary crushing by gyratory crusher; (ii) secondary crushing by cone crusher; (iii) tertiary crushing by high pressure grinding rolls; and (iv) final grinding by ball mills. The recovery process includes conventional flotation, flotation concentrate pressure oxidation, cyanidation and gold refining circuits. Overall gold recovery is projected at 89.4%.

Capital Costs
Start-up capital costs (including contingencies of US$187 million) are estimated at US$1.52 billion and are summarized as follows:

Start-up Capital Costs
Description	US$'000
Overall Site	59,745
Open Pit Mining	96,701
Crushing and Stockpiles	83,238
Grinding and Flotation	135,039
Pressure Oxidation	88,660
Thickening, Neutralization & Cyanide Leaching	38,940
Gold ADR Circuit, Cyanide Handling & Electrowinning	14,833
Reagents and Consumables	23,536
Tailings Management Facility	53,422
Water Treatment Plant	8,774
Site Services and Utilities	34,352
Ancillary Buildings	66,839
Airstrip & Loading/Unloading Facilities	12,203
Plant Mobile Equipment	3,058
Temporary Services	49,085
Electrical Power Supply	179,838
Yellowknife & Edmonton Facilities	17,227
Sub-total	965,490
Project Indirects	315,187
Owner's Costs	55,059
Contingencies	186,703
Total	1,522,439

Operating Costs
Average mine, process and G&A operating costs over the project’s life (including waste mining) are estimated at US$47.35 per tonne milled. A breakdown of estimated unit operating costs is as follows:

Unit Operating Costs
Cost Category	US$ (Per Tonne Milled)
Mining Costs	26.24
Milling Costs	15.72
Site Services	1.90
G&A	3.49
Total	47.35

Economic Analysis
A base case economic evaluation was undertaken incorporating historical three-year trailing averages for gold prices and currency exchange rates as of July 3, 2012. This approach is consistent with the guidance of the United States Securities and Exchange Commission, adheres to National Instrument 43-101 and is consistent with industry practice. A spot price case was prepared using the July 3, 2012 spot gold price and currency exchange rates. To demonstrate the leverage to gold price, a third case was prepared using last year’s gold price high of $1,925 per ounce. Pre-tax economic results for all three cases are as follows:

Projected Economic Results (US$)
	Base Case	Spot Price Case	Alternate Gold Price Case
Gold Price Per Ounce	$1,384	$1,618	$1,925
Net Cash Flow	$1,507 million	$2,785 million	$4,519 million
NPV @ 5% Discount Rate	$303 million	$1,054 million	$2,080 million
IRR	7.3%	12.5%	18.7%
Payback Period	11.2 years	7.4 years	4.0 years
Operating Costs Per Ounce of Gold Produced (years 1 to 5)	$674	$683	$689
Operating Costs Per Ounce of Gold Produced (life of mine)	$780	$789	$796
Total Costs Per Ounce of Gold Produced (includes all capital)	$1,123	$1,134	$1,141
US$/Cdn$ Exchange Rate	0.9803	0.9877	0.9877

National Instrument 43-101 Disclosure
The PFS for Courageous Lake was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The consultants and their QPs are listed below with their responsibilities:

•
Tetra Tech, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Dr. Sabry Abdel Hafez (financial evaluation)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)
•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environmental matters)
•	Golder Associates Ltd. under the direction of Cameron Clayton (open pit slope stability)
•	EBA, a Tetra Tech Company, under the direction of Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones (airstrip upgrade)
•	SRK Consulting (Canada) Inc., under the direction of Stephen Day (metal leaching and acid rock drainage)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iii) the amount of future production; (iv) estimates of operating costs, net cash flow and economic returns from an operating mine; (v) completion of and submission of an Environmental Impact Statement and permit applications; and (vi) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net